

August 22, 2011

Via E-mail
Michael Rapp, President
Plastron Acquisition Corp. IV
712 Fifth Avenue
New York, NY 10019

> **Re:** **Plastron Acquisition Corp. IV**
> **Form 10-12g**
> **Filed July 27, 2011**
> **File No. 000-54465**

Dear Mr. Rapp:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12g Filed July 27, 2011

Business of Issuer, page 3

1. We note the statement that there has not been any specific discussion with any potential business combination candidate. Please revise to clarify whether there have been any discussion, preliminary or otherwise, with any potential business combination candidates. In addition, we note that Broadband Capital Management may assist the company with identifying a business combination. Please clarify whether Broadband Capital Management has had any discussion, preliminary or otherwise, with any potential business combination candidates. Lastly, clarify whether Broadband Capital Management may receive any compensation or other consideration for its assistance.

2. We note the statement on page four that management is involved with one other blank check company. However, we note that management is involved with two other shell companies that are seeking acquisitions – Committed Capital Acquisition Corp. and

Plastron Acquisition Corp. III. Please revise the disclosure accordingly and provide a more detailed discussion as to how conflicts in identifying a business combination will be handled.

Management's Discussion and Analysis, page 6

3. We note your statement that interest shall accrue on the outstanding principal balance of the loan "from the date the Company receives the funds" and the similar statement under Certain Relationships and Related Transactions on page 11. Please revise to clarify when the Company received the funds and to clarify the amount of accrued interest as of the date of your most recent financial statements. In addition, please discuss how the loan was used.

4. Please disclose your cash balance as of the most recent practicable date.

5. We note the disclosure on page six that you expect to incur approximately $30,000 over the next twelve months. Please discuss your anticipated source(s) of funding.

Item 5. Directors and Executive Officers, page 8

6. Please revise the biographies of Mr. Rapp and Mr. Wagenheim to clarify when they commenced their positions with the Company.

Item 13. Financial Statements and Supplementary Data, page 14

7. Please update your financial statements when required by Article 8 of Regulation S-X.

Balance Sheet, page F-3

8. It appears that you have not recorded the dollar amount of $500 for the issuance of 5,000,000 shares as of June 30, 2011. Please revise accordingly.

Notes to Financial Statements, page F-7

9. Please revise to include the disclosure required by FASB ASC 855-10-50.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7
Organization and Business, page F-7

10. Please revise this section to disclose your fiscal year-end.

<u>Exhibit 4.1</u>

11. We note that the first paragraph of Exhibit 4.1 refers to "the sum of fourteen thousand five hundred dollars ($12,500.00)." Please confirm that the face value of the promissory note is $12,500, not $14,500.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director